Press Information
For Immediate Release

Purchase/Sale of Shares Operations

San Pedro Garza Garcia, Nuevo Leon, Mexico, December 29, 2003. - Vitro announces the purchase and sale of shares since November 14, 2003 as follows:

On November 25, 2003 purchase of 1,500,000 shares at a price of Ps$ 10.78 per share for a total of Ps$ 16,170,000.

On December 15, 2003 sale of 100,000 shares at a price of Ps$ 10.992 per share for a total of Ps$ 1,099,200.

On December 16, 2003 sale of 238,000 shares at a price of Ps$ 11.1 per share for a total of Ps$ 2,641,800.

On December 18, 2003 sale of 662,000 shares at a price of Ps$ 11.03 per share for a total of Ps$ 7,303,385.

On December 19, 2003 sale of 500,000 shares at a price of Ps$ 11.0 per share for a total of Ps$ 5,500,000.

All amounts above were charged/credited to our reserve account for repurchase of shares.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For more information, please contact:

(Media Monterrey): Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro, S. A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Financial Community): Beatriz Martinez/Jorge Torres Vitro, S. A. de C.V. +52 (81) 8863-1258/1240 bemartinez@vitro.com jtorres@vitro.com	(U.S. Contacts): Alex Fukidis/Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 afudukidis@breakstoneruth.com sborinelli@breakstoneruth.com